EXHIBIT 99.1

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

1

China Liberal Education Holdings Limited

Index to interim unaudited condensed consolidated financial statements

2

China Liberal Education Limited

Condensed Consolidated Balance Sheets

	As of June 30,	As of December 31,
	2024	2023
ASSETS	(Unaudited)
CURRENT ASSETS
Cash	$84,147,075	$20,337,847
Accounts receivable, net	1,462,571	1,453,230
Advance to suppliers	322,331	3,521,176
Inventories, net	144,862	167,493
Prepaid expenses and other current assets, net	99,954	114,732
Receivable from disposal of subsidiaries	-	40,000,000
TOTAL CURRENT ASSETS	$86,176,793	$65,594,478
NON-CURRENT ASSETS
Goodwill on acquisitions	6,747,543	6,747,543
Property and equipment, net	3,275	5,157
Intangible assets, net	312,836	351,680
Right-of-use assets	70,987	102,509
TOTAL NON-CURRENT ASSETS	$7,134,641	$7,206,889

TOTAL ASSETS	$93,311,434	$72,801,367

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Account payables	$432,261	$571,432
Contract liabilities	-	212,473
Short-term bank loan	437,154	32,191
Taxes payable	1,185,754	1,438,658
Due to related parties	679,730	1,395,225
Lease liabilities	65,799	63,410
Loans from third parties	1,668,053	1,589,702
Accrued expenses and other current liabilities	835,992	928,816
TOTAL CURRENT LIABILITIES	$5,304,743	$6,231,907

NON-CURRENT LIABILITY
Lease liabilities	-	32,525
TOTAL NON-CURRENT LIABILITY	-	32,525
TOTAL LIABILITIES	$5,304,743	$6,264,432

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.015 par value, 500 million shares authorized, 28,816,663 and 3,351,336 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	$432,250	$5,028
Additional paid-in capital*	97,861,862	72,142,580
Statutory reserve	1,006,384	1,006,384
Accumulated deficits	(11,511,722)	(6,786,949)
Accumulated other comprehensive income	217,917	169,892
Total shareholders' equity	$88,006,691	$66,536,935

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$93,311,434	$72,801,367

* On January 19, 2024, the Company consolidated its ordinary shares of fifteen (15) ordinary shares with par value of $0.001 per share each into one (1) ordinary share with par value of $0.015 per share each. Immediately following the share consolidation, the authorized share capital of the Company became $7.5 million divided into 500,000,000 ordinary shares of $0.015 par value each.  All shares and associated amounts have been retroactively restated to reflect the reverse stock split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months end June 30,
	2024	2023
REVENUE	$885,804	$1,358,617
COST OF REVENUE	(135,008)	(499,788)
GROSS PROFIT	750,796	858,829

OPERATING EXPENSES
Allowance for doubtful accounts	(2,563,577)	(24,554)
Selling expenses	(44,662)	(111,098)
General and administrative expenses	(2,700,351)	(1,463,385)
Total operating expenses	(5,308,590)	(1,599,037)

LOSS FROM OPERATIONS	(4,557,794)	(740,208)

OTHER (EXPENSES) INCOME
Interest income	562	975
Interest expenses	(162,884)	(119,479)
Government subsidy income	50,891	-
Other (expense) income, net	(55,548)	262,403
Total other (expenses) income, net	(166,979)	143,899

Loss before income taxes	(4,724,773)	(596,309)
Income tax expenses	-	(1,966)
Net loss from continuing operations	(4,724,773)	(598,275)
Net income from discontinued operations	-	974,486
Net (loss) income	(4,724,773)	376,211

COMPREHENSIVE INCOME (LOSS)
Total currency translation differences arising from consolidation	48,025	57,460
TOTAL COMPREHENSIVE (LOSS) INCOME	$(4,676,748)	$433,671

(Loss) earnings per share
Basic and diluted	$(2.04)	$0.18

Weighted average number of shares outstanding
Basic and diluted	2,321,643	2,106,556

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

						Accumulated
			Additional			other	Total
	Ordinary shares		paid in	Statutory	(Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	reserve	deficits)	gain	equity
Balance as of December 31, 2022	2,106,556	$31,598	$63,191,010	$1,006,384	$(1,828,205)	$83,514	$62,484,301

Net income	-	-	-	-	376,211	-	376,211
Appropriation to statutory reserve	-	-	-	77,277	(77,277)	-	-
Foreign currency translation gain	-	-	-	-	-	57,460	57,460

Balance as of June 30, 2023	2,106,556	$31,598	$63,191,010	$1,083,661	$(1,529,271)	$140,974	$62,917,972

Balance as of December 31, 2023	3,351,336	$5,028	$72,142,580	$1,006,384	$(6,786,949)	$169,892	$66,536,935

Issuance of ordinary shares, net	25,000,000	375,000	24,515,000	-	-	-	24,890,000
Share-based compensation	465,372	6,981	1,249,523	-	-	-	1,256,504
Reverse share-split adjustment	(45)	45,241	(45,241)	-	-	-	-
Net loss	-	-	-	-	(4,724,773)	-	(4,724,773)
Foreign currency translation gain	-	-	-	-	-	48,025	48,025

Balance as of June 30, 2024	28,816,663	$432,250	$97,861,862	$1,006,384	$(11,511,722)	$217,917	$88,006,691

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,
	2024	2023
Cash flows from operating activities
Net (loss) income	$(4,724,773)	$376,211
Net income from discontinued operations	-	974,486
Net loss from continuing operations	$(4,724,773)	$(598,275)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Allowance for accounts receivable	4,510	(53,507)
Allowance for inventory	-	3,645
Allowance for prepaid expenses and other current assets	(16,631)	78,061
Depreciation of property and equipment	1,776	6,491
Amortization of intangible assets	30,967	32,064
Non-cash lease expenses	29,371	-
Share-based compensation	1,256,504	-
Changes in operating assets and liabilities:
Accounts receivable, net	(47,612)	326,605
Advance to suppliers	3,140,123	-
Inventories, net	18,910	-
Prepaid expenses and other current assets	29,328	(99,391)
Accounts payable	(126,919)	(416,048)
Contract liabilities	(186,045)	(886,852)
Taxes payable	(221,359)	66,186
Lease liabilities	(28,128)	2,197
Accrued expenses and other current liabilities	(442,768)	(186,021)
Net cash used in operating activities from continuing operations	(1,282,746)	(1,724,845)
Net cash used in operating activities from discontinued operations	-	(3,364,997)
Net cash used in operating activities	(1,282,746)	(5,089,842)

Cash flows from investing activities
Other receivable	40,000,000	-
Net cash provided by investing activities from continuing operations	40,000,000	-
Net cash used in investing activities from discontinued operations	-	(64,586)
Net cash provided by (used in) investing activities	40,000,000	(64,586)

Cash flows from financing activities
Repayment of advances from a related party	(198,470)	(5,563)
Proceeds from loans from third parties	519,160	1,252,108
Repayment of loans from third parties	(553,808)	-
Proceeds from short-term bank loans	412,736	-
Net proceeds from issuance of ordinary shares	24,890,000	-
Net cash provided by financing activities from continuing operations	25,069,618	1,246,545
Net cash provided by financing activities from discontinued operations	-	2,459,821
Net cash provided by financing activities	25,069,618	3,706,366

Effect of changes of foreign exchange rates on cash	22,356	(34,351)
Net increase (decrease) in cash	63,809,228	(1,482,413)
Cash, beginning of period	20,337,847	13,650,071
Cash, end of period	$84,147,075	$12,167,658

Reconciliation of cash, beginning of period
Cash from continuing operations	$20,337,847	$12,121,824
Cash from discontinued operations	-	1,528,247
Cash, beginning of period	$20,337,847	$13,650,071

Reconciliation of cash, end of period
Cash from continuing operations	$84,147,075	$11,646,021
Cash from discontinued operations	-	521,637
Cash, end of period	$84,147,075	$12,167,658

Supplemental disclosure of cash flow information:
Cash paid for interest expense	-	-
Cash paid for income tax	-	2,324

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

China Liberal Education Holdings Limited (“China Liberal”) was incorporated under the laws of the Cayman Islands on February 25, 2019 as an exempted company with limited liability.

China Liberal owns 100% of the equity interests of Yi Xin BVI International Investment Limited (“Yi Xin BVI”), a business company incorporated under the laws of the British Virgin Islands (“BVI”) on October 19, 2010.

China Boya Education Group Co., Limited (“Boya Hong Kong”), formerly known as Haier International Investment Holding Limited, was incorporated in accordance with the laws and regulations of Hong Kong on May 11, 2011, and changed to its current name on July 19, 2016. Yi Xin BVI owns 100% of the equity interests of Boya Hong Kong.

China Liberal, Yi Xin BVI and Boya Hong Kong are currently not engaging in any active business operations and are merely acting as holding companies.

China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (the “PRC” or “China”), with a registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned a 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing, pursuant to which Boya Hong Kong acquired a 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

On July 14, 2022, China Liberal closed the transactions contemplated by that certain stock purchase agreement entered into on June 9, 2022 by and among China Liberal, China Liberal Beijing, Oriental Wisdom Cultural Development Co., Ltd., the acquired company (“Oriental Wisdom”), and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

Aiways Automobile Holdings Limited (“Aiways Automobile”) and Aiways Merger Sub Limited (“Aiways Merger Sub”) were both formed in the Cayman Islands on September 29, 2022.

China Liberal and its wholly-owned subsidiaries (the “Company”) are primarily engaged in providing educational services in the PRC under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of technological consulting services provided for targeted Chinese universities / colleges to help them improve their data management system and to optimize their teaching and operating environment, and sales of textbooks and course material. In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions.

7

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of China Liberal as of June 30, 2024 were set out below:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
China Liberal	February 25, 2019	Cayman Islands	Parent	Investment holding
Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding
Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding
China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education service provider
Oriental Wisdom	August 17, 2009	Beijing, PRC	100%	Education service provider
Aiways Automobile	September 29, 2022	Cayman Islands	100%	Investment holding
Aiways Merger Sub	September 29, 2022	Cayman Islands	100%	Investment holding

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2024.

The accompanying unaudited condensed consolidated financial statements include the financial statements of China Liberal, its subsidiaries, and entities controlled through agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the inventory reserve provision, useful lives and impairment of long-lived assets, allowance for doubtful accounts, and impairment of goodwill. Actual results could differ from those estimates.

8

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

Risks and uncertainties related to doing business in China

The main operations of the Company are located in the PRC and conducted through its subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Additionally, the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, data security or anti-monopoly concerns, as well as the Public Company Accounting Oversight Board’s ability to inspect the Company’s auditors, may impact the Company’s ability to conduct its business, accept foreign investments, or continue being listed on a U.S. stock exchange. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

9

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to $0.07 million) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the PRC. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $0.06 million) per bank are covered by “deposit insurance scheme” overseen by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of June 30, 2024 and December 31, 2023, cash at bank in Hong Kong amounted to $83.9 million and $20.0 million, respectively.

Account receivables

Account receivables are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

10

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advance to suppliers

Advance to suppliers consists of balances paid to suppliers that the goods or services have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment, devices and electronic component products in order to undertake the “smart campus” consulting projects for customers. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2024 and December 31, 2023, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Inventories

Inventories mainly consist of computer components to be assembled and sold within our Technological Consulting and Support Services revenue stream. Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a yearly basis for its net realizable value adjustments and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Lease

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its borrowing rates set by the Central Bank of the PRC, determined by class of underlying asset, to discount the lease payments.

The Company leases premises for offices under non-cancellable operating leases. Right-of-use assets are expensed over the term of lease. The Company leases do not include options to extend nor any restrictions or covenants. The Company has historically been able to renew its office leases. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the lease.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2024 and December 31, 2023.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of June 30, 2024 and December 31, 2023 approximates its carrying value based upon the short-term nature of the assets and liabilities.

11

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Office equipment and furniture	5 years
Transportation vehicles	5 years
Electronic equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the condensed consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Goodwill

In accordance with ASC 350, Intangibles - Goodwill and Other, the Company assesses goodwill for impairment annually as of December 31, and more frequently if events and circumstances indicate that goodwill might be impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

Traditionally, goodwill impairment testing is a two-step process. Step one involves comparing the fair value of the reporting units to its carrying amount. If the carrying amount of a reporting unit is greater than zero and its fair value is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating an implied fair value of goodwill.

The Company determines the fair value of its reporting units using an income approach. Under the income approach, the Company determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year from acquisition date.

Intangible assets

Intangible assets consist primarily of online courses and software copyrights. Intangible assets are stated at cost less accumulated amortization, which are amortized using the composite life method with the estimated useful lives of 10 years.

Accounts payable

Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

Borrowings

Borrowings are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company’s revenues are primarily derived from providing a wide range of educational services and programs to customers, as disclosed below.

Revenues are reported net of all value added taxes.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company generates its revenue from the following sources:

-	Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with emphasis on language training and sells these textbooks and course materials to students enrolled with Fuzhou Melbourne Polytechnic, a three-year college in China (“FMP”) and Strait College of Minjiang University, a four-year university in China (“Strait College”).

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred, and the Company’s performance obligation is satisfied.

-	Technological Consulting and Support Services

The Company’s technological consulting services utilize advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Since late 2020, the Company also started to provide technical support services to business entities in addition to universities/colleges to construct and establish multi-location video conference center and other technical solutions. The Company’s technological consulting and support service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized solutions and services are delivered.

In addition, some of the Company’s technological consulting service contracts include a difference in timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of operations and comprehensive income as providing financing to the customers is a core component under such contracts.

13

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-	Technological Consulting and Support Services (continued)

The Company evaluates “smart campus” solution service contracts and determines whether these contracts contain multiple performance obligations. A performance obligation is a promise to transfer to the customer either (1) a goods or services (or a bundle of goods or services) that is distinct; or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Performance obligations in the agreements are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services or goods is separately identifiable from other promises in the contract.

The Company determines “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligations in the same fixed-fee contract, because the Company’s promise to transfer each of these services is separately identifiable from other promises in the contract and the customer can benefit from each service or goods deliver either on its own or together with other resources that are readily available. The Company allocates contract revenue to the identified separate units based on their relative standalone selling price. The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Revenue associated with post-contract continuous maintenance support performance obligation is recognized over the time. Revenue associated with the solution and application customization service and installations of hardware and software components are recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers. In instances, where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

-	Tailored job readiness training services

The Company also provides tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. The Company forges partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. The Company selects, recruits and appoints qualified faculty, trainers or professionals to provide trainings and bears related costs, develops and delivers major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. The Company actively supports and interacts with enrolled students to ensure successful completion of the trainings, which normally takes several months up to three years. The Company’s contracts with partner schools are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services get started, and then remitted to the Company. The Company initially records such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as the Company’s performance obligations related to teaching, training, management, and other supporting services are carried throughout the training period.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract Balances and Remaining Performance Obligations

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of nil and $0.2 million as of June 30, 2024 and December 31, 2023, respectively, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates.

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities / colleges, the Company provides technical support to Chinese universities / colleges for the customization of their campus data management application systems to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the condensed consolidated statements of operations and comprehensive income (loss).

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes had been incurred during the six months ended June 30, 2024 and 2023. The Company does not believe there was any uncertain tax position as of June 30, 2024 and December 31, 2023.

China Liberal’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended June 30, 2024 and 2023. As of June 30, 2024, all of the tax returns of China Liberal’s PRC subsidiaries and contractually controlled entities remained open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to China Liberal’s PRC subsidiaries ranged from 3% to 6%.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards to employees were classified as equity awards.

In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized if it is probable that the performance condition will be achieved.

A change in any of the terms or conditions of the awards is accounted for as a modification of the awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Company first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions were not expected to be satisfied, the grant date fair value of the original equity awards are ignored and the fair value of the equity awards measured at the modification date are recognized if the modified awards ultimately vest.

The Company uses the accelerated method to recognize compensation expense for all awards granted. The Company determined the fair value of the awards granted to employees. The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”) and elected to account for forfeitures as they occur.

Earnings (loss) per share

Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2024 and 2023, there were no dilutive shares.

Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI, Aiways Automobile, Aiways Merger Sub and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI, Aiways Automobile, Aiways Merger Sub and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of June 30, 2024. The Company operates primarily through its subsidiaries in the PRC, and the functional currency for these companies in China is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30,	June 30,	December 31,
	2024	2023	2023
Period end spot rate	US$1=RMB7.2672	US$1=RMB7.2513	US$1=RMB7.0999
Average rate	US$1=RMB7.2155	US$1=RMB6.9688	US$1=RMB7.0809

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the condensed consolidated statements of operations and comprehensive income (loss).

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	June 30,	December 31,
	2024	2023
	(unaudited)
Accounts receivable - tailored job readiness training services	$1,567,149	$1,509,125
Accounts receivable - smart campus projects	65,332	113,435
Sub-total	1,632,481	1,622,560
Less: allowance for doubtful accounts	(169,910)	(169,330)
Accounts receivable, net	$1,462,571	$1,453,230

The Company routinely evaluates the need for allowance for doubtful accounts based on specifically identified amounts that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required. As of June 30, 2024 and December 31, 2023, the allowance for doubtful accounts was $0.17 million and $0.17 million, respectively.

The table below show movement of allowance for doubtful accounts:

	June 30,	December 31,
	2024	2023
Movement of allowance for doubtful accounts	(unaudited)
Beginning balance	$169,330	$598,993
Addition	4,510	-
Reversal	-	(413,669)
Exchange rate difference	(3,930)	(15,994)
Ending balance	$169,910	$169,330

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVENTORIES, NET

Inventories, net, consisted of the following:

	June 30,	December 31,
	2024	2023
	(unaudited)
Inventories	$169,337	$192,545
Less: allowance for inventories	(24,475)	(25,052)
Inventories, net	$144,862	$167,493

The table below show movement of allowance for inventories

	June 30,	December 31,
	2024	2023
Movement of allowance for inventories	(unaudited)
Beginning balance	$25,052	$1,115
Additions	-	18,975
Exchange rate difference	(577)	4,962
Ending balance	$24,475	$25,052

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other assets, net, consisted of the following:

	June 30,	December 31,
	2024	2023
	(unaudited)
Security deposits	$62,379	$83,691
Prepaid expenses	37,576	15,548
Other receivables	161,148	197,340
Subtotal	261,103	296,579
Allowance for doubtful accounts	(161,149)	(181,847)
Prepaid expenses and other current assets, net	$99,954	$114,732

The table below show movement of allowance for doubtful accounts:

	June 30,	December 31,
	2024	2023
Movement of allowance for doubtful accounts	(unaudited)
Beginning balance	$181,847	$120,353
Additions	-	65,105
Reversal	(16,631)	-
Exchange rate difference	(4,067)	(3,611)
Ending balance	$161,149	$181,847

20

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — GOODWILL ON ACQUISITIONS, NET

During the year ended December 31, 2022, the Company completed an acquisition. The acquisition was expected to strengthen the Company’s business expansion and to generate synergy with the Company’s organic business. The results of the acquired entity’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. The Company completed the valuation necessary to assess the fair value of the acquired assets and liabilities, resulting from which the amounts of goodwill were determined and recognized as of the acquisition date.

As of December 31, 2022, management had recorded a goodwill of $9.5 million arising from acquisition. As of December 31, 2023, management completed a quantitative goodwill impairment analysis and indicated an impairment of Oriental Wisdom and recorded a non-cash impairment charge of $2.7 million.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions.

The movement of goodwill are as follows:

Total
Balance as of December 31, 2021	-
Acquisition of Oriental Wisdom	$9,481,547
Balance as of December 31, 2022	9,481,547
Impairment of goodwill in relation to Oriental Wisdom	(2,734,004)
Balance as of December 31, 2023 and June 30, 2024	$6,747,543

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	June 30,	December 31,
	2024	2023
	(unaudited)
Office equipment and furniture	$576,570	$590,156
Transportation vehicles	209,165	214,094
Electronic equipment	71,351	73,033
Subtotal	857,086	877,283
Less: accumulated depreciation	(853,811)	(872,126)
Property and equipment, net	$3,275	$5,157

Depreciation expense was $1,776 and $6,491 for the six months ended June 30, 2024 and 2023, respectively.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2024	2023
	(unaudited)
Online course copyrights	$601,057	$615,220
Software copyrights	15,288	15,649
Sub-total	616,345	630,869
Less: accumulated amortization	(303,509)	(279,189)
Intangible asset, net	$312,836	$351,680

Amortization expense was $30,967 and $32,064 for the six months ended June 30, 2024 and 2023, respectively.

Estimated future amortization expense is as follows:

Amortization
Twelve months ending December 31,	expense
For the remainder of Fiscal 2024	30,747
Fiscal 2025	60,684
Fiscal 2026	60,106
Fiscal 2027	59,532
Fiscal 2028	53,205
Thereafter	48,562
Total	$312,836

22

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SHORT-TERM BANK LOAN

Short-term bank loan consists of the following:

	June 30,	December 31,
	2024	2023
Short-term bank loans	(unaudited)
Agricultural Bank of China	$412,813	-
China Construction Bank	24,341	$32,191
Total	$437,154	$32,191

The following table summarizes the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of unsecured short-term bank loan:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of June 30, 2024	date	date	in RMB	in USD	rate	Note
Short-term bank loan
Agricultural Bank of China	March 20, 2024	March 19, 2025	3,000,000	$412,814	3.1%	1
China Construction Bank	April 7, 2024	April 7, 2025	176,889	$24,341	3.9%
Total short-term bank loan			3,176,889	$437,155

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of December 31, 2023	date	date	in RMB	in USD	rate
Unsecured short-term bank loan
China Construction Bank	April 7, 2023	April 7, 2024	228,553	$24,341	3.8%
Total unsecured short-term bank loan			228,553	$24,341

1.	This loan is guaranteed by a shareholder of China Liberal, Zhou Mingbo.

23

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES PAYABLE

Taxes payable consist of the following:

	June 30,	December 31,
	2024	2023
	(unaudited)
Income tax payable	$821,533	$840,892
Value added tax payable	338,822	559,526
Other taxes payable	25,399	38,240
Total taxes payable	$1,185,754	$1,438,658

NOTE 11 – LOANS FROM THIRD PARTIES

As of June 30, 2024 and December 31, 2023, loans from third parties consist of unsecured loans from third parties at a weighted average annual effective interest rate of 23.1% and 23.1% for working capital purposes, respectively. These loans do not have repayment period and are repayable on demand.

NOTE 12 — RELATED PARTY TRANSACTIONS

Due to related parties

As of June 30, 2024 and December 31, 2023, balance due to a related party, Zhang Jian Xin, a legal representative of China Liberal Beijing, amounted to $0.7 million and $0.7 million, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.45% since January 2023 onwards and due on demand.

As of June 30, 2024 and December 31, 2023, balance due to a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company, amounted to $9,415 and $0.3 million, respectively. The balance outstanding as of December 31, 2023 represented a borrowing of $0.3 million from Ms. Ngai Ngai Lam to the Company. The borrowing was used for working capital during the Company’s normal course of business, carried an effective annual interest rate of 3.45% since May 2023 onwards, and was repaid in full in May 2024.The balance as of June 30, 2024 represented the amount advanced by Ms. Ngai Ngai Lam to the Company.

As of June 30, 2024 and December 31, 2023, balance due to a related party, Zhou Mingbo, a shareholder of China Liberal, amounted to nil and $0.4 million, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.3% and was fully repaid in March 2024.

For the six months ended June 30, 2024 and 2023, interest expenses were $11,027 and $2,439, respectively.

24

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CONCENTRATIONS

For the six months ended June 30, 2024, five customers accounted for more than 10% of the Company’s total revenue, representing approximately 20.6%, 18.1%, 15.6%, 15.6% and 11.6% of the Company’s total revenue, respectively. For the six months ended June 30, 2023, no customer accounts for more than 10% of the Company’s total revenue.

As of June 30, 2024, two customers accounted for more than 10% of the Company’s outstanding accounts receivable balance, representing 31.3% and 24.0% of the total outstanding accounts receivable balance, respectively. As of December 31, 2023, four customers accounted for 31.8%, 29.1%, 16.2% and 14.8% of the total outstanding accounts receivable balance.

For the six months ended June 30, 2024 and 2023, there was no supplier that accounted for more than 10% of the total cost of revenue.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital of China Liberal was 50,000,000 shares of par value of $0.001 each prior to November 30, 2023. On November 30, 2023, the authorized share capital of China Liberal increased from $50,000 divided into 50,000,000 ordinary shares of $0.001 par value each to $7.5 million divided into 7.5 billion ordinary shares of $0.001 par value each. On January 19, 2024, China Liberal consolidated its ordinary shares of fifteen (15) ordinary shares with par value of $0.001 per share each into one (1) ordinary share with par value of $0.015 per share each. Immediately following the share consolidation, the authorized share capital of China Liberal became $7.5 million divided into 500,000,000 ordinary shares of $0.015 par value each.

Issuance of ordinary shares

In June 2024, China Liberal issued and sold a total of 25,000,000 ordinary shares at a price of $1.00 per share to certain accredited investors in a private placement transaction. The net proceeds to China Liberal from this offering were $24.9 million.

In June 2024, China Liberal’s Board of Directors granted a total of 465,372 ordinary shares, par value of $0.015 per share to ten employees of the Company under the 2023 Share Incentive Plan, vested immediately in full upon the date of grant. The fair value of the ordinary shares granted was $1,256,504 as of June 12, 2024, based on the market price of China Liberal’s ordinary share as of the date of the grant. The Company recognized share-based compensation expense of $1,256,504 for the six months ended June 30, 2024.

As of June 30, 2024 and December 31, 2023, China Liberal had a total of 28,816,663 and 3,351,336 ordinary shares issued and outstanding, respectively.

Statutory reserve and restricted net assets

China Liberal’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to China Liberal. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of China Liberal (the “Board of Directors”). The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict China Liberal’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their respective statutory reserves and share capital, to China Liberal in the form of loans, advances or cash dividends. Only the accumulated profits of the PRC subsidiaries may be distributed as dividends to China Liberal without the consent of a third party. As of June 30, 2024 and December 31, 2023, the restricted amounts as determined pursuant to PRC statutory laws totaled $1.0 million and $1.0 million, respectively, and total restricted net assets amounted to $5.8 million and $8.8 million, respectively.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including tailored job readiness training services, Technological Consulting Services for Smart Campus Solutions, and textbook and course material sales.

Substantially all of the Company’s revenues for the six months ended June 30, 2024 and 2023 were generated in the PRC. As of June 30, 2024 and December 31, 2023, a majority of the long-lived assets of the Company were located in the PRC, and therefore, no geographical segments are presented.

The following table presents summary information by segment for the six months ended June 30, 2024 and 2023, respectively:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue from tailored job readiness training services	$861,647	$944,944
Revenue from Technological Consulting Services for Smart Campus Solutions	10,681	413,673
Revenue from textbook and course material sales	13,476	-
Total revenue	$885,804	$1,358,617

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — LEASES

The Company leases office spaces for its headquarter office under a non-cancelable operating lease agreement with expiration date in August 2025. Lease expense for the six months ended June 30, 2024 and 2023 was $29,371 and nil, respectively.

As of June 30, 2024 and December 31, 2023, the average remaining lease term was 1.2 years and 1.7 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing for 2023 and based on the benchmark lending rate for three-year loans as published by China’s central bank for 2023 to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 4.75% and 4.75%, as of June 30, 2024 and December 31, 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

A summary of lease cost is as follows:

	June 30,	June 30,
	2024	2023
Amortization of right-of-use assets	$29,371	-
Interest on lease liabilities	$1,809	-

	June 30,	December 31,
	2024	2023
	(unaudited)
Right-of-use assets	$70,987	$102,509

Lease liabilities, current	65,799	63,410
Lease liabilities, non-current	-	32,525
Total lease liabilities	$65,799	$95,935

As of June 30, 2024, maturities of lease liability were as follows:

As of
June 30,
Twelve months ending December 31,	2024
2024	$35,084
2025	32,359
Total Future minimum lease payments	67,443
Less: Imputed interest	(1,644)
Total	$65,799

NOTE 17 - SUBSEQUENT EVENTS

On September 19, 2024, China Liberal entered into subscription agreements (the “Subscription Agreements”) with ten individuals (the “Investors”), including Ms. Ngai Ngai Lam, the chief executive officer and chairperson of the board of directors of China Liberal, pursuant to which the Investors agreed to subscribe for and purchase, and China Liberal agreed to issue and sell to the Investors, an aggregate of 250,000,000 ordinary shares of China Liberal, par value $0.015 per share, at a purchase price of $0.28 per ordinary share and an aggregate purchase price of $70.0 million.

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